ASTERIKO CORP.
                         616 Corporate Way Suite 2-6834
                            Valley Cottage, NY 10989

December 04, 2014

VIA EDGAR

Edward M. Kelly,
Senior Counsel,
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Dear Sir:

Re: Asteriko Corp.
    Registration Statement on Form S-1
    File No. 333-197692
    Filing Date: 2014-12-02

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Asteriko Corp. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-197692), as amended (the "Registration Statement"), so that it may become effective at 1:00 p.m. Eastern Daylight Time on December 11, 2014, or as soon as practicable thereafter.

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

     * The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ASTERIKO CORP.


Per: /s/ Ilia Tomski
    -----------------------------------
    Ilia Tomski
    President & C.E.O.